Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated April 26, 2019 relating to the combined and consolidated financial statements and financial statement schedule of 360 Finance, Inc. (which report expresses an unqualified opinion and includes (1) an emphasis paragraph referring to the presentation of the combined and consolidated financial statements, and (2) explanatory paragraphs referring to the change in method of accounting for revenue recognition and the translation of Renminbi amounts to U.S. dollar amounts for the convenience of the readers), appearing in the Annual Report on Form 20-F of 360 Finance, Inc. for the year ended December 31, 2018.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

December 13, 2019